CERTIFICATE OF FORMATION
OF
Watch Party LLC

(A Delaware Limited Liability Company)

First: The name of the limited liability company is: Watch Party LLC

Second: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this November 16, 2017.

Harvard Business Services, Inc., Authorized Person
By: Richard H. Bell, II, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:24 AM 11/16/2017
FILED 10:24 AM 11/16/2017
SR 20177117843 - File Number 6619183